FWP - Oil and Gas Investor

NOTICE

Zion Oil & Gas, Inc, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466 ). Links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas, Inc., at www.zionoil.com.

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The article reproduced below was published in the May 2007 edition of the Oil and Gas Reporter and first came to our attention on May 3, 2007. It is based in part on a telephonic and written interview of Richard Rinberg.

The Oil and Gas Investor is a commercial financial news publication, appearing in both electronic and print editions, concentrating in the matters relating to the energy, and particularly the oil and gas, industry. The Oil and Gas Investor is wholly unaffiliated with Zion Oil & Gas, Inc., and Zion Oil & Gas has made no payment and given no consideration to the Oil and Gas Investor in connection with the article reproduced below or any other matter published by the Oil and Gas Investor concerning Zion Oil & Gas or otherwise.

PUBLIC CAPITAL

THE STAGED IPO

Zion Oil and Gas structured an unusual way to gain public equity.

ARTICLE BY
KELLY GILLELAND

The initial public offering alone can be a huge and heady endeavor. Try five of them. This is what management at Dallas-based Zion Oil & Gas Inc. has had under way since the beginning of 2007.

Zion went public on the American Stock Exchange on January 3, offering 436,907 shares at $7 each to raise $3.06 million in the first round of its "best-efforts/minimum/maximum" IPO. This unique form of IPO can be structured in several stages, or tranches, but is much more common in debt offerings and private placements, says Zion chief executive officer Richard Rinberg.

"The concept isn't new, but it is unusual in the case of an equity offering on a national exchange," Rinberg says.

The structure allows an issuer and underwriter to keep the offering open for an extended period of time, similar to an open-shelf offering, as long as the issuer keeps its prospectus disclosure current and there is no fundamental change in the relevant facts and circumstances relating to the issuer or the offering.

"Our offering was structured so that we were able to schedule several closings, provided that the first closing took place after at least $2.45 million (350,000 shares minimum at $7 each) had been raised," Rinberg says.

"The minimum amount had to be sufficient to meet the minimum work program as presented in the prospectus, and it had to be raised before a predetermined cut-off date. Additional closings can then be scheduled until the maximum has been raised, or until the end of the subscription period as set out in the plan of the offering described in the prospectus."

Since the first IPO closing, Zion has held four additional rounds of share sales. It completed its fifth tranche March 28, bringing the total raised to more than $9.6 million.

The company had planned to hold at least one more offering in mid-April, but may hold additional closings in May, with a goal of completing the sale of the maximum of 2 million shares, all at $7 each. It hopes to raise an aggregate $14 million to finance exploration efforts in a unique exploration prospect onshore Israel.

"Best efforts/min/max offerings with staged closings are not an everyday method of underwriting, but there is certainly a place for them in the securities laws," says Saul Cohen, a securities lawyer and strategic advisory board member of New York-based investment banker Foundation Ventures.

"You are not likely to see a lot of this type of IPO, especially one with a stock exchange listing," Cohen says. "The process works for the kind of company that is going to go into a sort of suspended animation until it meets its minimum fund-raise requirement."

Cohen, who says his daughter owns Zion stock, compared the staged closing process to the more commonly used PIPE (private investment in a public entity), which often is effected in this fashion. "In a PIPE, the company sells stock first and then registers it," Cohen says. "Although the process is reversed, the concept is the same."

ZION
OIL & GAS
ZN
ZN
AMERICAN
STOCK EXCHANGE
Equities Options ETFs

Zion chief executive Richard Rinberg (left) and general counsel Philip Madelker at the American Stock Exchange in January 2007 upon the launch of trading of Zion stock.

May 2007 ▫ oilandgasinvestor.com 71

The Joseph Project

John Brown, founder of Zion Oil & Gas Inc., being interviewed in Israel, overlooking Zion's license area, by a U.S. television crew.

Why take this somewhat circuitous route to public equity? "A traditional IPO is not appropriate for a pure exploration company with no reserve base," says Rinberg, who became chief executive upon the closing of the fifth tranche. Rinberg was president; chief executive Eugene Soltero resigned.

"The traditional IPO is more suited to and typically targeted at institutional investors with investment guidelines that normally do not allow investment in pure exploration companies. Had we taken that route, we would have been required to find financial houses willing to underwrite our offering and commit to taking shares in the offering even if they could not be certain of being able to place those shares."

New Jersey-based Network 1 Financial Securities Inc. was underwriter for the Zion offering. Best-efforts offerings are primarily used for securities with higher risk, such as by unseasoned issuers, and are not firmly underwritten.

"Oil and gas exploration is a high-risk opportunity," Rinberg says, "and many financial houses would not be able to take the risk—or, due to our small offering size, the due diligence costs would have been prohibitively expensive. By choosing a 'staged' IPO, we were able to dramatically reduce the costs associated with our offering and expand the potential investor base to a retail market."

The negative aspect is that this is an exhausting process for the staff, Rinberg says. "A very rich aunt would be our preferred route, but failing that, we are happy with our choice. It has been a success, but has required a huge and sustained effort." □

LEBANON
MEDITERRANEAN SEA
Haifa
Ma'aait #1 Location
Netanya
Tel Aviv
WEST BANK
JORDAN
Jerusalem
GAZA
ISRAEL
DEAD SEA
EGYPT
0
100 Miles
0
50 Kilometers

Zion Oil & Gas has an oil and gas license in central Israel between Tel Aviv and Haifa, and has applied for a second license in the area.

ISRAELI PROSPECTS

Zion Oil & Gas Inc. garnered headlines a few years ago when its founder, John Brown, began correlating Biblical references to the oil potential of Israel. Unlike others who have noted the same references, Brown made it his mission to follow through with the acquisition and analysis of geological, geophysical and other scientific data. In 2004, the company attempted to raise $6.5 million through a public offering, but the results were lackluster.

"Our initial attempt wasn't successful," Rinberg says, "because the minimum in that offering was much greater than in the current offering due to the fact that the minimum work program was more expensive. Zion was at a much earlier stage of its development, and was not sufficiently well known to the potential investors."

The company has since stepped up its efforts and now raised enough cash to renew testing and possible completion operations on its Ma'anit-1 well, drilled to 15,842 feet and located on the Ma'anit-Joseph license in central Israel between Tel Aviv and Haifa.

Zion plans to reenter the well in the next few weeks. It hopes that the indications of oil and gas in a number of different zones in a 2,100-foot interval prove to be present in commercial quantities.

Although the 99,000-acre Ma'anit-Joseph license was set to expire on April 30, 2007, the Israeli petroleum commissioner has granted an extension to complete testing and analysis. If Zion declares a commercial discovery, it may receive a 30-year production license with the possibility of extensions for an additional 20 years.

The company's second well, Rehoboth, will be on the same license to appraise the findings on Ma'anit-1, and make an exploratory deep test of the Permian formation at a target of about 18,700 feet.

"The dry-hole cost of a well drilled to the Triassic in the part of Israel in which we operate is about $7 million," Rinberg says, "and to the Permian it's about $8.5 million."

Zion has applied for a second license, the Asher-Menashe permit, covering 81,000 acres north of the Ma'anit-Joseph tract. If its application is granted, Zion plans to acquire 20 kilometers of new seismic data over the permit and drill at least one test well to the Triassic.

Zion presently has no partners in its Israeli ventures, but is open to sensible offers, Rinberg adds. Israel has had limited oil production since the mid-1950s, and gas production beginning in the early 1960s. Recent offshore gas discoveries lend hope that the onshore geology will also yield promising results.

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oilandgasinvestor.com • May 2007